EXHIBIT 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30, 2011	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2008
Earnings:
Income (loss) before income taxes	$(5,533)	$54,599	$52,513	$(96,266)	$(71,859)	$(53,320)
Fixed Charges	25,829	34,440	21,373	22,034	22,757	17,751
Total Earnings	20,296	89,039	73,886	(74,232)	(49,102)	(35,569)
Fixed Charges:
Interest expense, including amortization of debt issue costs	23,458	29,943	17,057	17,746	19,764	16,782
Estimated interest factor of rental expense	2,371	4,497	4,316	4,288	2,993	969
Total fixed charges	25,829	34,440	21,373	22,034	22,757	17,751
Ratio of earnings to fixed charges	—	2.6	3.5	—	—	—
Deficiency of earnings to fixed charges	$5,533	$—	$—	$96,266	$71,859	$53,320